Confidential treatment of the indicated portions of this letter has been requested by Popular, Inc. pursuant to
17 C.F.R. 200.83.

March 16, 2009
Mr. Amit Pande
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Mr. Pande:
We acknowledge receipt of your letter dated February 13, 2009. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the year ended December 31, 2007, Form 10-Qs for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and Form 8-Ks filed on January 22, 2009 and January 27, 2009.
File No. 0-13818
Financial Statements for the three-year period ended December 31, 2007
Exhibit 13.1. The Corporation’s Annual Report to Shareholders for the year ended December 31, 2007
Financial Statements for the three-year period ended December 31, 2007
Note 23, Retained interests on transfers of financial assets, page 115
1.	The staff has reviewed your responses regarding the recharacterization of certain of your on-balance sheet securitizations as sales under SFAS 140 in your letters dated August 4, 2008 and January 16, 2009. The staff believes that in order to qualify as a QSPE at the recharacterization date and achieve sale accounting under paragraph 9 of SFAS 140, all of the factors outlined in paragraph 35 must be met at the recharacterization date. Thus, it would not be sufficient to simply have certain of the QSPE criteria being me at the original transfer date, and then the remaining criteria not originally being met being achieved at the recharacterization date. In this regard, we note that in your letter dated August 4, 2008, in response to staff comment about how you considered the significant amounts of nonperforming assets including other real estate owned (OREO) in your conclusion that sale accounting could be achieved on the recharacterization date, you state that on the recharacterization date you did not transfer any nonperforming loans or OREO to the existing trust funds and thus you believed that you met the requirements of paragraphs 35(c)(5) and 41 of SFAS 140.

However, in light of our view noted above, please provide us with the following information:
•	Please tell us why you believe these trusts qualified as QSPEs on the recharacterization date, given the substantial amounts of nonperforming assets in the trusts at that date.
Management Comments
We understand that the criteria of paragraph 35 needs to be met at securitization date as it relates to paragraph 41 of SFAS 140. The definition of the term “transfer” in SFAS 140 clearly refers to the “conveyance” by the issuer of an asset to a third party. The only conveyance of an asset occurs at the moment of the securitization when the assets are legally conveyed to the trusts. As part of the recharacterization, management reviewed the criteria of SFAS 140 and believes that “off-balance sheet treatment” at recharacterization is appropriate.
Paragraph 41 indicates that “a qualifying SPE may hold nonfinancial assets other than servicing rights only temporarily and only if those nonfinancial assets result from collecting the transferred financial assets. For example, a qualifying SPE could be permitted to temporarily hold foreclosed nonfinancial collateral.” Paragraph 41 further states that “In contrast, an entity cannot be a qualifying SPE if, for example, it receives from a transferor significant secured financial assets likely to default with the expectation that it will foreclose on and profitably manage the securing nonfinancial assets.”
As per SFAS 140 definition of a transfer, the Corporation’s transfer of the financial assets or loans occurred at the respective securitization dates between 2001 and 2006 when the loans were initially put into the securitization trusts. All the available guidance in paragraph 41 suggests that the analysis should be performed at the date the assets are transferred. As a result, the Corporation believes that the paragraph 41 evaluation should be performed at the legal transfer date.
At the securitization dates (the applicable transfer date of each securitization), the Corporation did not transfer a significant amount of secured financial assets likely to default with the expectation that the respective trusts would foreclose and profitably manage the securing nonfinancial assets. This conclusion is supported by the expected cumulative credit losses at the initial transfer date as demonstrated later in this response. Further, no OREO assets were transferred to the trusts at the original transfer dates. The OREO and nonperforming loans at recharacterization date were already part of the trust assets. The OREO assets resulted from foreclosures on mortgage loans that were transferred at the transfer date (not the recharacterization date). Additionally, these foreclosures constituted the act of collecting the transferred financial assets for the benefit of the beneficial interest holders as part of the limited activities of the trust and not for the purpose of profitably managing the securing nonfinancial assets. This continued to be the expectation at the recharacterization date. The OREO are held temporarily by the trusts pending their liquidation in accordance with the relevant provisions of the applicable Pooling and

Servicing Agreements (“PSAs”).
SFAS 140 in paragraphs 35(c)(5), 41 and 186 allow in certain instances a QSPE to temporarily hold non-financial assets as such assets are inherent to the financial assets transferred at the securitization date, are necessary in connection with fiduciary responsibilities to beneficial interest holders and are held temporarily as a result of collecting or attempting to collect some of the financial assets legally transferred to the trust. Management believes that the Corporation complied with the requirements of paragraph 41 of SFAS 140. By no means were the foreclosed nonfinancial assets or the delinquent loans to be managed to derive profits either at original transfer date or recharacterization date. In fact, as is typical in this type of transaction, provisions of pooling and servicing agreements require the servicer to follow customary servicing practices and act in the best interests of all certificateholders when managing and disposing of assets belonging to the trust. Moreover, residential mortgage loans, unlike commercial loans, inherently involve almost no active management but instead collection efforts.
As described in our response letter dated August 4, 2008, at inception of the subject securitizations, Equity One transferred loans (financial assets) to trust funds that were not qualifying special purpose entities, as defined in SFAS 140 (“QSPEs”) because of certain discretion provisions in the underlying PSAs that caused the related securitization trust funds to fail to qualify as QSPEs under the criteria in Paragraph 35(d) of SFAS 140. Representative samples of these provisions (“Discretion Provisions”) were included in Exhibit A of the August 4, 2008 letter.
The Discretion Provisions caused the related securitization trusts to initially fail to comply with the condition of paragraph 35(d) of SFAS 140 which prohibits QSPEs from selling or otherwise disposing of noncash financial assets except in automatic response to specific conditions. However, all other conditions of paragraph 35 to qualify the trust funds as QSPEs were met on the initial transfer date including the limits on permitted activities, distinction from the transferor, and the limits on what a QSPE may hold.
After eliminating the Discretion Provisions in December 2007, the securitization structure was similar to the other securitization structures that had been initially treated as QSPEs by the Corporation, and which were constituted by pools of loans with very similar characteristics. Given current market conditions in the subprime sector and general deterioration in the residential housing markets, the trust assets, regardless of on or off-balance sheet accounting treatment, had been adversely impacted by higher volume of nonperforming assets.
Even if for the sake of argument we accept the Staff’s view that the criteria of paragraph 35 must be met at the recharacterization date, we believe the Corporation still met this requirement. All the OREO and delinquent loans transferred were related to residential mortgage loans with which there was no expectation that they would be profitably managed.
•	Please specifically tell us how you considered all of the other requirements of a QSPE as of the recharacterization date.
Management Comments
To qualify as a QSPE, a trust or other legal vehicle must meet all of the criteria in paragraph 35 of SFAS 140, which includes the following:
a)	It is demonstrably distinct from the transferor.

b)	Its permitted activities are significantly limited, were entirely specified in the legal documents that established it or created the beneficial interests in the transferred assets it holds, and may be significantly changed only with the approval of the holders of at least a majority of the beneficial interests held by parties other than any transferor, its affiliates, or its agents.

c)	It may only hold:
•	Financial assets transferred to it that are passive in nature

•	Passive derivative financial instruments that pertain to beneficial interests issued or sold to parties other than the transferor, its affiliates or its agents

•	Financial assets that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE

•	Servicing financial assets that it holds

•	Temporarily, nonfinancial assets obtained in connection with the collection of financial assets that it holds

•	Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose
d)	It can sell or otherwise dispose noncash financial assets only in automatic response to certain specified conditions.
Criteria a):
Each trust was created at the initial transfer date. Each trust was and continued to be demonstrably distinct from the transferor at securitization and upon recharacterization. The trust could not be unilaterally dissolved by the Corporation, its affiliates, or its agents and at least 10 percent of the fair value of its beneficial interests was held by parties other than the Corporation, its affiliates, or its agents. The Corporation did not hold sufficient beneficial interests to demand that the trustee dissolve the trust, the right to call all the assets transferred to the trust, and a right to call or a prepayment privilege on the beneficial interests held by other parties.
Criteria b):
In the review of this requirement, management, with advice from outside legal counsel, ascertained that:
•	The permitted activities of the SPE were significantly limited and were specified in the legal documents.

•	Significant changes could be made only with the approval of the holders of at least a majority of the beneficial interests held by parties other than the transferor, its affiliates or its agents.

•	Management also prepared contemporaneous documentation detailing possible significant changes that could be made to the QSPE governing documents and concluded that each would require the approval of at least the majority of the third party beneficial interest holders.

•	Lastly, management concluded that they would need third party beneficial interest holder approval to change the governance documents to reinstate the provisions that made the SPE non-qualifying.
Criteria c):
Management reviewed the assets held by the trusts at recharacterization and determined that the limits on what a QSPE may hold were met for the transactions subject to recharacterization.
Refer to management’s response to the first bullet in staff comment #1 for management’s position with respect to temporarily held nonfinancial assets in the trust in connection with the collection of financial assets.
Furthermore, management also analyzed paragraph 35(c), with particular focus on its reference to Paragraph 40 which, among its requirements, states that “A derivative financial instrument pertains to those beneficial interest only if it has a notional amount that does not initially exceed the amount of those beneficial interests and is not expected to exceed them subsequently”. Those beneficial interests refer to beneficial interests issued to parties other than the transferor, its affiliates, or its agents. The transactions recharacterized were in compliance.
Criteria d):
The aforementioned Discretion Provisions initially caused the related securitization trusts to fail to comply with the condition of paragraph 35(d) of SFAS 140. The criteria in paragraph 35(d) prohibits QSPEs from selling or otherwise disposing of noncash financial assets except in automatic response to specific conditions.
In December 2007, Equity One and the trustee for each of the related securitization trusts (the “recharacterized transactions”) amended the provisions of the related PSAs to delete the Discretion Provisions that prevented the transactions from qualifying for sale treatment for accounting purposes. These changes in the primary Discretion Provisions included, among others:

•	deleting the provision that grants the servicer (Equity One) “sole discretion” to have the right to purchase for its own account or for resale from the trust fund any loan which is 91 days or more delinquent;

•	deleting the provision that grants the servicer (Equity One) “sole discretion” to sell loans with respect to which it believes default is imminent;

•	deleting the provision that grants the servicer (Equity One) “sole discretion” to determine whether an immediate sale of a real estate owned property or continued management of such REO property is in the best interest of the certificateholders; and

•	deleting the provision that grants the residual holder (Equity One) to direct the trustee to acquire derivatives post closing.
Representative samples of the Discretion Provisions were included in Exhibit A of the August 4, 2008 letter. These provisions were similar to provisions typically included by other issuers that engaged in on-balance sheet transactions.
The Corporation obtained a legal opinion from outside legal counsel which, among other considerations, indicated that each PSA amendment executed in December 2007 was authorized or permitted under such PSA, and would not adversely affect in any material respect the interests of any certificateholders covered by such PSA.
After the PSA amendments to delete the Discretion Provisions were executed, the trusts met criteria d) of paragraph 35 of SFAS 140 in all respects.
As part of the accounting considerations evaluated at recharacterization, management also reviewed compliance with all criteria of paragraph 9 of SFAS 140. Five out of the 21 on-balance sheet securitization transactions were not recharacterized in December 2007 even though the Discretion Provisions were deleted from the PSAs for all 21 transactions. For 4 out of the 5 transactions that failed sale accounting, the outstanding balance of the loans was below the threshold required to activate the clean up clause (optional termination) and, accordingly, the trusts could be dissolved unilaterally by the Corporation. For 1 out of the 5 securitizations that failed sale accounting, the paragraph 40(b) criteria of SFAS 140 was not met given that the trust held a derivative with a notional amount that exceeded the amount of the related beneficial interests at securitization and thus, could not be recharacterized.
In the fourth quarter of 2008, the Corporation sold all retained interests on the on-balance and off-balance sheet securitizations, including servicing rights and residual interests. As of December 31, 2008, the Corporation had derecognized all assets (loans, residual interests and servicing related assets) and liabilities (bonds) related to the outstanding securitizations.
•	Please tell us whether the actual performance of the assets transferred to the trusts is consistent with initial expectations regarding the performance of the assets at the original transfer dates in 2001 through 2006. Specifically, please discuss specific expectations of the assets (separately by year of transfer if expectations varied) versus the actual performance of the assets in the trusts (separately by year of transfer if expectations varied)
Management Comments
The following table provides expected cumulative credit loss information at initial transfer date, when available, and actual cumulative credit losses as of recharacterization date:

					Aggregate
	Expected cumulative credit losses — At				Cumulative Loss to
	initial transfer (estimate over the life of				Date as of
	the loans)				recharacterization
	Fixed		Adjustable rate		date (as a % of
	Rate mortgage loans		mortgage loans		original balance)
2002-4	(a	)	(a	)	2.13%
2002-5	(a	)	(a	)	2.40
2003-1	(a	)	(a	)	2.36
2003-2	(a	)	(a	)	1.79
2003-3	(a	)	(a	)	1.59
2003-4	(a	)	(a	)	1.20
2004-1	(a	)	(a	)	1.04
2004-2	(a	)	(a	)	0.89
2004-3	(a	)	(a	)	0.74
2004-4	(a	)	(a	)	0.52
2004-5	(a	)	(a	)	0.60
2005-3	2.05%		2.05%		0.32
2005-4	1.38		2.16		0.41
2005-5	1.39		2.14		0.33
2005-6	1.59		2.49		0.31
2006-E	1.93		3.26		0.02

(a)	The prospectus for each securitization deal provides foreclosure, delinquency and loss experience of mortgage loans owned and serviced by Equity One and its subsidiaries at or for the years specified in each prospectus. We do not have readily available specific information for the expected cumulative credit losses by deal at initial transfer date for these specific deals, but based on Equity One’s historical credit loss experience disclosed in the prospectuses and how the deals were structured and the ratings by agencies at initial transfer date, management estimates those percentages to be close to 2%. As reflected in the prospectuses, the credit losses as a percentage of the mortgage loans owned and serviced by Equity One and its subsidiaries for the years 2002 through 2006 ranged from 0.25% to 0.68% (annual rate). Credit losses to arrive to these latter percentages include charge-offs of principal, net of subsequent recoveries, relating to mortgage loans written off as uncollectible and initial write downs of loans upon transfer to OREO. They do not consider subsequent write downs of OREO balances.
2.	We refer to your response to the first bullet point of Comment 1 of our letter dated December 29, 2008 which states the Company recorded a lower-of-cost or market adjustment of $506 million, after considering the allowance for loan losses, at the time the securitized mortgage loans were reclassified to held-for-sale. In future filings please provide the following information:
•	Disclose the $506 million loss on the lower-of market adjustment as a separate line item in the income statement considering pre-tax net loss for the year ended December 31, 2007 was $123.5 million.
Management Comments
The impact of the recharacterization was associated to the PFH operations. As indicated in the Form 10-Q for the quarter ended September 30, 2008, these operations were discontinued and thus, the results of operations of PFH are included in the aggregate in the Corporation’s consolidated statements of operations in a line item identified as “Loss from discontinued operations, net of tax”. Results of prior years are also disclosed in the aggregate in that same line item of the consolidated statements of operations.
To address the staff comment, in our Form 10-K filing for the year ended December 31, 2008, we segregated the loss related to the lower of cost or market adjustment and the gain upon completion of the recharacterization transaction in separate line items in the summarized income statement included in Note 2 to the consolidated financial statements and in the Management’s Discussion and Analysis. We also explained in narrative form how the amount was determined. Please, refer to pages 35, 37 to 39, 106 and 130 to 134 of Exhibit 13.1 of the Corporation’s Form 10-K for the year ended December 31, 2008. Also, you may refer to Exhibit A, which is attached to this letter.
•	Describe in a footnote how the loss was determined and its relationship to the recharacterization transaction.
Management Comments
As indicated in management’s response to the previous bullet of staff comment #2, management included in the Form 10-K for the year ended December 31, 2008, a narrative explaining how the impact of the recharacterization was determined and its relationship to the recharacterization transaction. Please, refer to pages 35, 37 to 39,

106 and 130 to 134 of Exhibit 13.1 of the Corporation’s Form 10-K for the year ended December 31, 2008. Also, you may refer to Exhibit A, which is attached to this letter.
•	Describe the methodology used to determine the fair value of the loan portfolio on the date of reclassification that resulted in the $506 million adjustment.
Management Comments
Management determined the fair value of the loans at the date of reclassification using a new securitization capital structure methodology. A third party was engaged in assisting management with these fair value estimates. Given that historically PFH relied on securitization transactions to dispose of assets originated, management believed that the securitization market was PFH’s principal market for purposes of determining fair value. Please, refer to pages 37 to 39 and 130 to 134 of Exhibit 13.1 of the Corporation’s Form 10-K for the year ended December 31, 2008 for an explanation on the methodology used to determine the fair value of the loan portfolio and factors that influenced the loss. Also, you may refer to Exhibit A, which is attached to this letter.
3. In your response to the third bullet point of Comment 1 of our letter dated December 29, 2008 we note your “Summary Entry #1” that reclassifies the held-to-maturity loan portfolio to held-for-sale as part of the recharacterization transaction. Please tell us and discuss in MD&A in future fillings the Company’s basis for recognizing a loss on reclassification equal to 16% of the held-to-maturity loan portfolio of $3.2 billion. Considering in your response the following:
•	The loan loss allowance on the reclassified portfolio, in Summary Entry #1, was only $74 million or 2.3% of the carrying value of the held-to-maturity loans portfolio at the recharacterization date.

•	Your statement in the response that the lower of cost or market adjustments recorded prior to the recharacterization reflects the deteriorated sub-prime conditions since the origination of the securitizations.

•	Your disclosure in the “Recharacterization of Certain On-Balance Sheet Securitizations as Sales under FASB Statement No. 140” on page 10 of the Annual Report that the Company was required to record charge-offs and SFAS 5 provisions for inherent loan losses relating in these loans since the loans in these trust continued to be assets in the consolidated financial statements prior to the loan recharacterization.

Management Comments
At the date of reclassification of the loans as held-for-sale, which was simultaneous with the date on which the PSAs were amended, management assessed the adequacy of the allowance for loan losses related to the loan portfolio at hand, which amounted to $74 million and represented approximately 2.3% of the subprime mortgage loan portfolio. The allowance for loan losses was based on expectations of the inherent losses in the loan portfolio for a 12-month period. Furthermore, management determined the fair value of the loans at the date of reclassification using a new securitization capital structure methodology. Given that historically PFH relied on securitization transactions to dispose of assets originated, management believed that the securitization market was PFH’s principal market for purposes of determining fair value. The classes of securities created under the capital structure were valued based on expected yields required by investors for each bond and residual class created. In order to value each class of securities, the valuation considered estimated credit spreads required by investors to purchase the different classes of bonds created in the securitization and prepayment curves, loss estimates, and loss timing curves to derive bond cash flows.
The fair value analysis indicated an estimated fair value of the loan portfolio of $2.6 billion which, compared to the carrying value of the loans, after considering the allowance for loan losses, resulted in the $506.2 million loss. The significant unfavorable fair value adjustment in the loan portfolio was in part associated to adverse market and liquidity conditions in the subprime market at the time and the weakness in the housing sector. These factors resulted in a higher discount rate; that is, a higher rate of return expected by an investor in the securitization market. Market liquidity for subprime assets declined considerably during 2007. During 2007, the subprime sector in general was experiencing (1) deteriorating credit performance trends, (2) continued turmoil with subprime lenders (increases in losses, bankruptcies, downgrades), (3) lower levels of home price appreciation or depreciation of home values, and (4) a general tightening of credit standards that may have adversely affected the ability of borrowers to refinance their existing mortgages. Given the very uncertain conditions in the subprime market and lack of trading activity, price level indications were reflective of relatively low values with high internal rates of return. The fair value measurement also considers cumulative losses expected throughout the life of the loans, which exceeded the inherent losses in the portfolio considered for the allowance for loan losses determination. Lower levels of home price appreciation, declining demand for housing units leading to rising inventories, housing affordability challenges and general tightening of underwriting standards were expected to lead to higher cumulative credit losses.
We expanded our disclosures in the Form 10-K for the year ended December 31, 2008, which was filed on March 2, 2009 to address the discussion points included above. Please, refer to pages 37 to 39 and 130 to 134 of Exhibit 13.1 of the Corporation’s Form 10-K.

4.	In your response to the third bullet point of Comment 1 of our letter dated December 29, 2008 we note your Summary Entry #2 to account for the derecognition of the secured borrowing that resulted in the $416 million gain on completion of the recharacterization transaction. In future filings please provide the following information:
•	Disclose as a separate line item in the income statement the $416 million gain on completion of the recharacterization considering pre-tax net loss for the year ended December 31, 2007 was $123.5 million.
Management Comments
As indicated previously, the impact of the recharacterization was associated to the PFH operations, which were classified as discontinued in the consolidated statement of operations included in the Form 10-K for the year ended December 31, 2008.
To address the staff comment’s request, for purposes of the Form 10-K filing for the year ended December 31, 2008, we segregated the gain upon completion of the recharacterization transaction in a separate line item in the summarized income statement included in Note 2 to the consolidated financial statements and in the Management’s Discussion and Analysis. We also explained in narrative form how the amount was determined. Please, refer to pages 35, 37 to 39, 106 and 130 to 134 of Exhibit 13.1 of the Corporation’s Form 10-K for the year ended December 31, 2008. Also, you may refer to Exhibit A, which is attached to this letter.
•	Describe in a footnote how the gain on completion of the recharacterization was determined considering the effects of the reclassification of the securitized loans from held-to-maturity to held-for-sale.
Management Comments
Please, refer to pages 35, 37 to 39, 106 and 130 to 134 of Exhibit 13.1 of the Corporation’s Form 10-K for the year ended December 31, 2008. Also, you may refer to Exhibit A, which is attached to this letter.
Form 8-K filed on January 22, 2009
5. We note the Company recorded during the fourth quarter of 2008 a $463 million valuation allowance on the deferred tax assets related to US operations (BPNA). We also noted the “Income Taxes” section of the press release dated January 22, 2009 states you recorded a full valuation allowance of $861 million on the deferred tax assets of the US operations considering the SFAS 109 “more likely than not” criteria for evaluating their realization. Please tell us and in future filings describe the specific additional negative events that occurred after the September 30, 2008 Form 10-Q was filed and before the fourth quarter press release was issued that prompted the full valuation of the deferred tax assets related to the BPNA operations in the fourth quarter of 2008. Consider in your response the following:
•	The Company’s U.S mainland operations were in a cumulative loss position for both the three-year periods ended September 30, 2008 and December 31, 2008. Refer to the “Income Taxes” section on page 102 of the September 30, 2008 Form 10-Q.

•	The changes that occurred during the fourth quarter of 2008 to the expected realizability of the positive evidence described in Note 21, “Income Taxes”, on page 21 of the September 30, 2008 Form 10-Q, which supported the continued recognition of a portion of the deferred tax assets for US operations. Discuss the changes to the following positive evidence described in your September 30, 2008 10-Q:
•	Forecasted cost reductions;

•	The transfer of debt to the Puerto Rico operations; and

•	The transfer of a profitable line of business to the U.S. operations
Management Comments
We would like to clarify that the Corporation’s U.S. operations consist not only of Banco Popular North America (“BPNA”), but also include the Corporation’s internet operations of E-LOAN, the discontinued business of Popular Financial Holdings and Popular North America Holding Company, as well as other minor subsidiaries. The Corporation files a consolidated tax return for its U.S. operations. As indicated in the Corporation’s Form 10-Q for the quarter ended September 30, 2008, the Corporation’s consolidated U.S. mainland operations (“Popular North America” or “PNA”) were in a cumulative loss position. This cumulative loss was principally related to the discontinued operations of PFH and, to a lesser extent, the operating losses of E-LOAN. As of September 30 2008, BPNA standalone was not in a three-year cumulative loss position. BPNA has been profitable and has had taxable income since its formation in 1999 until 2007. BPNA reported its first book loss in the year 2008.
We expanded our disclosures in the Form 10-K for the year ended December 31, 2008, which was filed on March 2, 2009 to discuss the matters considered by management in determining to record a full valuation allowance on the Corporation’s U.S. mainland operations’ net deferred tax assets as of December 31, 2008 when compared to September 30, 2008. Please, refer to Exhibit B that accompanies this letter, or to pages 28 to 30 and 144 to 145 of Exhibit 13.1 of the Corporation’s Form 10-K filed on March 2, 2009.

Certain events transpired in the fourth quarter of 2008 that led management to reassess its expectations of the realization of the deferred tax assets of the U.S. mainland operations and to conclude that a full valuation allowance was necessary as of December 31, 2008. These circumstances included the following:
•	A significant increase in the provision for loan losses for the PNA consolidated operations. The provision for loans losses for PNA amounted to $208.9 million for the fourth quarter of 2008, compared with $133.8 million for the third quarter of 2008. Actual loan net charge-offs were $105.7 million for the fourth quarter of 2008, compared with $70.2 million in the third quarter. Significant increases were also experienced in the Banco Popular de Puerto Rico (BPPR) operations. The sharp increases triggered a significant increase in the estimated provision for loan losses for 2009, thus management re-visited its internal forecasts for both the U.S. mainland and BPPR Operations. There were also significant reductions in the 2010 projections when compared to the ones utilized for the September 30, 2008 analysis.

•	Certain restructuring plans were put into action in the fourth quarter of 2008 which are expected to reduce operating costs in the long-run. Changes in the FDIC assessment fees during the fourth quarter of 2008 put additional hurdles in BPNA’s profitability and cost reduction prospects. These changes were associated with the approval of the Emergency Economic Stabilization Act of 2008 (“EESA”) and the FDIC’s Temporary Liquidity Guarantee Program (“TLGP”). In October 2008, the EESA temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. In November 2008, the Transaction Account Guarantee Program (“TAGP”) of the TLGP offered a full guarantee for non-interest bearing transaction deposit accounts. Popular opted to participate on this program. In December 2008, the FDIC adopted a final rule increasing risk-based assessment rates uniformly by seven basis points, on an annual basis, for the first quarter of 2009. Further changes were announced by the FDIC in 2009. All these changes result in higher FDIC assessment fees for the BPNA operations which were not expected when the September 30, 2008 analysis was prepared.

•	Increased uncertainty in the economy and banking industry based on more recent economic outlooks forced management to place no reliance on forecasted income for the U.S. operations for SFAS No. 109 purposes until the business experiences an actual rebound.

•	A tax strategy considered in the September 30, 2008 analysis included the transfer of borrowings from PNA holding company to the Puerto Rico operations, particularly the ultimate parent company, Popular, Inc. Although this tax planning strategy continues to be prudent and feasible, its benefit was reduced after the credit rating agencies downgraded Popular, Inc.’s debt ratings. The rating downgrade would increase the cost of making any debt transfer and, accordingly, reduce the benefit of such action.

•	Another tax strategy considered in the September 30, 2008 analysis included the transfer of a profitable line of business from BPPR to BPNA. Although this strategy continues to be feasible, as a result of the reduced profitability levels in the BPPR operations in the fourth quarter of 2008 principally because of a significant increase in credit losses, management is less certain as to whether it is prudent to transfer a profitable business to the U.S. operations at this time.

•	The U.S. Government actions with respect to the acquisition of troubled assets under the Troubled Asset Relief Program did not materialize in the fourth quarter of 2008. The Corporation did receive $935 million in TARP money and with it certain limitations on capital.

•	Explain the methodology used to allocate $357.4 million of the allowance for deferred tax assets recorded during 2008 to the “Corporate and other” reportable unit as compared to $294.5 million to the BPNA operations. Consider in your response the following:
•	The pre-tax loss of the “Corporation and other” reportable segment for the year ended December 31, 2008 was $132 million as compared to the $410 million pre-tax loss of the BPNA segment for the same period.

•	The revenue producing nature and total assets of the BPNA reporting unit compared to those of the Corporate Group as of December 31, 2008.

•	The assets of the BPNA reporting and of the Corporate Group totaled $13.4 billion and $6.6 billion, respectively as of December 31, 2007. Refer to Note 32, Segment Reporting of the financial statement in the Annual Report for 2007.
Management Comments
As indicated previously in management’s response to staff comment #5 to this letter, BPNA has been profitable and had taxable income since its formation in 1999 until 2007. BPNA reported its first book loss in the year 2008. The allocation of the valuation allowance to the reportable segments was based on legal entity and not on asset size or revenue producing nature of the entity.
For segment reporting purposes, the impact of recording the valuation allowance on deferred tax assets of the U.S. operations was assigned to each legal entity within PNA (including PNA holding company as an entity) based on each entity’s net deferred tax asset at December 31, 2008, except for PFH. The impact of recording the valuation allowance at PFH was allocated among continuing and discontinued operations in accordance with Paragraph 35 of SFAS No. 109. The portion attributed to the continuing operations was based on PFH’s net deferred tax asset balance at January

1, 2008. The valuation allowance on deferred taxes as it relates to the operating losses of PFH for the year 2008 was assigned to the discontinued operations.

The tax impact in results of operations for PFH attributed to the recording of the valuation allowance assigned to continuing operations was included as part of the Corporate group for segment reporting purposes since it does not relate to any of the legal entities of the BPNA reportable segment. PFH is no longer considered a reportable segment.

We expanded our disclosures in the Form 10-K for the year ended December 31, 2008, which was filed on March 2, 2009 to discuss the methodology followed by management in allocating the valuation allowance to the reportable segments and the Corporate group. Please, refer to pages 31 and 157 of Exhibit 13.1 of the Corporation’s Form 10-K which cover segment reporting. Exhibit C to this letter include the wording incorporated in the Form 10-K to discuss this allocation.
Form 8-K filed on January 27, 2009
6.	We refer to the “Deferred Tax Assets & Goodwill” section on page 11 of the financial presentation materials that stated you fully wrote down the deferred tax assets related to the US operations during the third and fourth quarter of 2008 by recording valuation allowances of $360 million and $501 million, for each period respectively. We also note the Company performed impairment tests as of September 30, 2008 and December 30, 2008 for the $606 million of goodwill mainly related to US operations and concluded no impairment losses were incurred for those fiscal periods. Please provide us with additional details regarding the goodwill impairment test performed during these periods. As part of your response, please address the following:
•	Tell us when the interim and annual goodwill impairment tests were performed and how the factors that contributed to the full valuation of the deferred tax assets for the US mainland operations were considered in concluding that no goodwill impairment losses were incurred as of each date.
Management comments
The Corporation performs the goodwill impairment test in accordance with SFAS 142 on an annual basis. The 2008 annual SFAS 142 goodwill impairment test (the “2008 Annual Test”) was performed during the third quarter using July 31, 2008 as the valuation date. The 2008 Annual Test concluded that there was no goodwill impairment in any of the reporting units of Popular, Inc.
The following reporting units failed Step I of the test in the 2008 Annual Test: Banco Popular North America (“BPNA”), Popular Auto (“PA”) and Popular Mortgage (“PM”). The $606 million total goodwill balance as of December 31, 2008, includes

$404 million, $7 million and $4 million, for BPNA, PA and PM, respectively. BPNA’s goodwill balance of $404 million is the only goodwill related to the U.S. mainland operations. A Step II analysis, in accordance with SFAS 142, was performed for these three reporting units, concluding that there was no goodwill impairment. The results of the Step II analysis concluded that the reduction in the fair value of these reporting units is mainly attributed to the deterioration of their loan portfolio’s fair value and not to the fair value of the reporting unit as going concern entities.
For BPNA, the most significant of the reporting units that had failed the first step of SFAS No. 142, the Corporation engaged a third party valuator (the “valuator”) to perform both the Step I and Step II of the 2008 Annual Test. The valuator determined the fair value of Step I utilizing a market value approach based on a combination of price multiples from comparable companies and multiples from capital raising transactions of comparable companies. Additionally, management evaluated the reporting unit’s fair value using a discounted cash flow analysis (“DCF”) prepared by the valuator based on BPNA’s financial projections. The Step I fair value for BPNA under both valuation approaches (market and DCF) was below the carrying amount of its equity book value as of the valuation date (July 31, 2008), requiring the completion of the second step of SFAS No. 142. In accordance with SFAS No. 142, the Corporation performed a valuation of all assets and liabilities of BPNA, including any recognized and unrecognized intangible assets, to determine the fair value of BPNA’s net assets. As expressed above, the Step II valuation was also prepared by the third party valuator. To complete the Step II of SFAS No. 142, the Corporation subtracted from BPNA’s Step I fair values (determined based on the market and DCF approaches) the determined fair value of the net assets to arrive at the implied fair value of goodwill. The Corporation performed Step II analysis considering the Step I fair value determined under all valuation approaches (market and DCF). The results of the Step II indicated that the implied fair value of goodwill (considering all Step I fair values) exceeded the goodwill carrying value of $404 million, resulting in no goodwill impairment.
As part of its goodwill impairment evaluation, the Corporation considered the factors that contributed to the recognition of a valuation allowance for the deferred tax assets (“DTA”) of its U.S. mainland operations. For the assessment performed at December 31, 2008, updated BPNA projections were used to determine the reporting unit’s fair value under the DCF approach. The updated projections considered the negative elements that impacted the financial results of BPNA, which included the significant increase in actual and projected credit losses at this particular legal entity. The review of the factors that contributed to the recognition of the valuation allowance concluded also that certain negative financial elements that supported the recognition of the DTA valuation allowance were not pertinent to the evaluation of goodwill impairment at BPNA, principally because the DTA evaluation is performed at the consolidated Popular North America (“PNA”) level, while the goodwill evaluation is done for the BPNA reporting entity only. Such factors that did not influenced the evaluation of BPNA’s goodwill included for example, higher forecasted losses at E-LOAN due to additional expected credit deterioration.

As previously discussed, PNA is the consolidating fiscal entity for U.S. income tax purposes. PNA includes the reporting entities of BPNA, Popular Financial Holdings (“PFH”), E-LOAN and PNA (holding company only), as well as other smaller subsidiaries. Most of the DTAs recorded in the U.S. operations have been originated by reporting units other than BPNA, and net losses in the U.S. operations during 2008 and previous years are related mainly to losses in reporting units other than BPNA.
The recognition of a DTA valuation allowance considered that the operations of PFH and E-LOAN have had losses in previous years, have been terminated or significantly reduced, and that remaining loan portfolios will continue to produce future losses. Consolidated PNA financial results warranted the valuation of the DTAs related to its consolidated tax return, whereas the particular financial results for the BPNA reporting entity support the value of its recorded goodwill.
A description of the assessment performed as of December 31, 2008 is included in management’s response to the second bullet of staff comment #6 in this letter.
The Corporation expanded the disclosures included in the Corporation’s Form 10-K to address some of the considerations discussed in this comment letter with respect to the goodwill impairment tests for 2008. You may refer to pages 14 to 16 of Exhibit 13.1 of the Corporation’s Form 10-K filed on March 2, 2009 for the disclosures. You may also refer to Exhibit D which accompanies this letter.
•	Taking into consideration recent market volatility, discuss how the Company considered any material negative events that occurred subsequent to the test dates that would trigger a goodwill impairment test if it would more than likely reduce the fair value of the BPNA reporting unit below its carrying amount. Refer to paragraph 28 of SFAS 142.
Management Comments
Management monitors events or changes in circumstances between annual tests to determine if these events or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. As previously indicated, the 2008 Annual Test was performed during the third quarter of 2008 using July 31, 2008 as the annual evaluation date. At that time, the economic situation in the United States and Puerto Rico continued its evolution into recessionary conditions, including deterioration in the housing and credit markets. These conditions carried over to the end of the year; accordingly, management continued monitoring the fair value of the reporting units, particularly the reporting units that failed Step I test in the annual goodwill impairment evaluation. As part of the monitoring process, management performed an assessment for BPNA as of December 31, 2008. The Corporation determined BPNA’s fair value utilizing the same valuation approaches (market and DCF) used in the annual goodwill impairment test. The determined fair value for BPNA as of December 31, 2008 continued to be below its carrying amount under all valuation approaches. The fair value determination of BPNA’s assets and liabilities was updated as of December 31, 2008 utilizing valuation methodologies consistent with the July 31, 2008 test. The results of the assessment as of December 31, 2008 indicated that the implied fair value of goodwill exceeded the goodwill carrying amount, resulting in no goodwill impairment. The results obtained in the December 31, 2008 assessment were consistent with the results of the annual impairment test in that the reduction in the fair value of BPNA was mainly attributable to a significant reduction in the fair value of BPNA’s loan portfolio.
•	The fourth quarter earnings press release in Form 8-K filed on January 22, 2009 shows that the US mainland operations of the BPNA reportable segment had a net loss for the year ended December 31, 2008 of $525 million or 77% of the $681 million loss from continuing operations of the consolidated operations of the Company for that period. Tell us how you considered this in your impairment analysis.
Management Comments
It is important to note that the $525 million net loss for the year ended December 31, 2008 for the BPNA reportable segment includes $274 million relating to BPNA (legal entity excluding its subsidiaries) and $251 million from reporting or legal units other than BPNA (E-LOAN had a $234 million loss and Popular Equipment Finance had a $17 million loss).
The goodwill impairment assessment performed for BPNA for the fourth quarter of 2008 considered BPNA’s financial condition as of December 31, 2008 and BPNA’s financial projections.
The $274 million loss in BPNA in 2008 is mainly attributed to a significantly higher provision for loan losses, which increased by $261 million from 2007 to 2008. The current negative performance of the reporting unit is principally related to deteriorated credit quality in its loan portfolio, which agrees with the results of the Step II analyses performed for BPNA during the third and fourth quarters of 2008. For the assessment performed at December 31, 2008, updated BPNA projections were used to determine the reporting unit’s fair value under the DCF approach. Such assessment concluded in no goodwill impairment under any of the methods used to estimate fair value (DCF and market) primarily as a result of the significant discount that resulted from the valuation of the loan portfolios.
7.	Please provide us with additional details regarding the impairment tests performed and address the following:
•	Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

Management Comments
Confidential Exhibit E shows the list of all reporting units evaluated in the 2008 Annual Test with the corresponding book value, goodwill balance and determined fair value under each valuation method.
•	Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value. In cases where a discounted cash flow technique was used, discuss the discount rates used at each testing date and assumptions about growth. In cases where the guideline company method was used, tell us the comparable companies used, and provide specific details on how you developed the specific multiples used for each. Additionally, tell us whether the multiples used were minority-based multiples or control-based multiples. If control-based multiples, please provide selected control premium. Also, to the extent the multiples used changed over time, please discuss how and why;
The Corporation determines the fair value of its reporting units based on (1) market comparables companies and transactions (“Market”) and (2) a DCF method. The determined fair value under both Market and DCF approaches is compared with the reporting entities carrying value to determine whether or not the reporting unit passed the Step I test.
Included as Confidential Exhibit F is a table that presents the discount rates utilized and the compounded annual growth of the projected revenues for each reporting unit in the 2008 Annual Test. The costs of equity or discount rates were computed using the Ibbottson Build-Up Model. This model builds up a cost of equity starting with the rate of return of a “riskless” asset (U.S. Treasury notes) and adds to it additional risk elements such as equity risk premium, size premium, and industry risk premium. The financial projections used in the DCF valuation analysis for each reporting unit are based on the most recent (as of the valuation date) financial projections presented to the Corporation’s Asset / Liability Management Committee (ALCO). The growth assumptions included in these projections are based on management expectations for each reporting unit’s financial prospects considering economic and industry conditions as well as particular plans of each entity (i.e. restructuring plans, de-leveraging, etc.)
Please refer to Confidential Exhibit G — Market Comparables Summary for the list of comparable companies and transactions used for each reporting unit and specific details on how the multiples were developed. For BPNA please refer to Confidential Exhibit H — BPNA — Market Comparables. Multiples used are minority based multiples, no control premium adjustment is made to the comparable companies market multiples.

As previously indicated, we performed an assessment for BPNA as of December 31, 2008 in which the market multiples were updated based on the comparable companies’ stock prices as of December 31, 2008 and the companies most recent financial information available at the time. The market multiples used (price to book and price to tangible book) were the same as in the 2008 Annual Test. The resulting multiples reflected a reduction from one period to the next as a result of the continued deterioration in economic and market conditions. Confidential Exhibit I compares the price multiples used in the fair value determination of BPNA in the 2008 Annual Test and the fourth quarter assessment.
•	Note 1. “Goodwill and other intangible assets” on page 89 of the Annual Report states the Company generally uses a combination of methods in determining the fair value of a reporting unit, including market price multiples of comparable companies and discounted cash flow analysis. Please tell us specifically how this was done for each reporting unit, and discuss whether the weighting used changed over time during 2007 and 2008. Also, if significant changes (greater than 10%) resulted between the methodologies used for each reporting unit, discuss any procedures performed to evaluate why the methodologies resulted in significant variances in fair value;
Management Comments
As previously discussed, the Corporation determines the fair value of its reporting units based on (1) market comparables companies and transactions (“Market”) and (2) a DCF method.
The results obtained under all valuation approaches are considered and compared to the reporting unit’s carrying value to determine whether or not the reporting unit passed the Step I test. Confidential Exhibit E shows a list of the reporting units evaluated in the 2008 Annual Test and the results of the fair value determination.
In three instances (Popular Mortgage, Popular Finance and Banco Popular, National Association) the Step I test was passed with one valuation method and failed in another method. In all cases the fair value based on market comparable companies was utilized as the most appropriate valuation approach. This approach triggered the execution of a Step II analysis in PM, even though the fair value determined based on DCF was above the reporting unit’s book value.
The Corporation evaluates the results obtained under each valuation methodology to identify and understand the key value drivers in order to ascertain that the results obtained are reasonable and appropriate under the circumstances. Elements considered include current market and economic conditions, developments in specific lines of business, and any particular features in the individual reporting units.

•	Identify which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;
Management Comments
As indicated in the response to staff comment #6, the reporting units that required the second step of impairment testing were BPNA, PA and PM.
As indicated in SFAS 142, the second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, an entity shall allocate the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.
In accordance with SFAS 142, we performed a valuation of all assets and liabilities (including unrecognized core deposits and tradename intangible assets) for each of the reporting units that failed Step 1 to determine the fair value of the reporting unit’s net assets and the implied fair value of goodwill. For all three reporting units the Step II results indicated that the implied fair value of goodwill exceeded the goodwill carrying value, resulting in no goodwill impairment in any of these reporting units.
The results of the Step II analysis concluded that the reduction in the fair value of these reporting units is mainly attributed to the deterioration of the loan portfolio’s fair value and not to the going concern value of the entity. The fair value determined for BPNA, PA and PM’s loan portfolios in the 2008 Annual Test represented discounts of 15.9%, 9.8% and 9.3%, respectively. For BPNA, the loan portfolio’s fair value determined as of December 31, 2008 was 41.5%. The reduction in the fair value of BPNA’s loan portfolio is mainly attributed to an increase in credit default swap spreads during the fourth quarter of 2008, which affected the market discount on the commercial and construction loan portfolios of BPNA. Confidential Exhibit J compares the results of the fair value analysis of BPNA’s loan portfolio as of July 31, 2008 and December 31, 2008.
•	For those reporting units that required second step testing (as noted above), tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained; and

Popular engaged a third party (the “valuator”) to assist management in the SFAS 142 evaluation of BPNA’s goodwill (including Step I and Step II). The valuator was also engaged to value the loan portfolios of all reporting units of Popular as of December 31, 2008. The loan valuation determined by the valuator in this analysis was used by management in BPNA’s goodwill impairment assessment performed as of December 31, 2008.
Management conducted several conference calls with the valuator to discuss the methodology and the results obtained in the analyses. As a result of these discussions, assumptions in the analysis were refined and the determined values were discussed and validated in connection with the preparation of the audited financial statements. Formal reports were issued by the valuator in connection with their work related to the 2008 Annual Test and the loan portfolio fair value analysis as of December 31, 2008. The valuator formal report describes the methodology and assumptions used and includes i) exhibits supporting the assumptions used in the valuation and ii) the computations supporting the relevant values for conclusions.
•	Tell us whether management performed any “reasonableness” test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconcile the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing
Management Comments
Management performed a reconciliation of the aggregate fair values determined for the reporting units to the market capitalization of Popular, Inc. The reconciliation resulted in the market capitalization exceeding the aggregate fair value of the reporting units by less than 7%. Based on the results obtained, management concluded that the fair value results determined for the reporting units in the 2008 Annual Test were reasonable.
Popular, Inc. hereby acknowledges that:

*	We are responsible for the adequacy and accuracy of the disclosure in the filings;

*	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

*	Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana Gonzalez, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,
/s/ Jorge A. Junquera
Jorge A. Junquera
Senior Executive Vice President and Chief Financial Officer

EXHIBIT A
Excerpt obtained from the Form 10-K
Discontinued Operations
     The following table provides financial information for the discontinued operations for the year ended December 31, 2008 and 2007.

(In millions)	2008	2007

Net interest income	$30.8	$143.7
Provision for loan losses	19.0	221.4
Non-interest loss, including fair value adjustments on loans and MSRs	(266.9)	(89.3)
Lower of cost or market adjustments on reclassification of loans to held-for-sale prior to recharacterization	—	(506.2)
Gain upon completion of recharacterization	—	416.1
Operating expenses, including reductions in value of servicing advances and other real estate, and restructuring costs	213.5	159.1
Loss on disposition during the period (1)	(79.9)	—

Pre-tax loss from discontinued operations	($548.5)	($416.2)
Income tax expense (benefit)	14.9	(149.2)

Loss from discontinued operations, net of tax	($563.4)	($267.0)

(1)	Loss on disposition was associated to the sale of manufactured housing loans in September 2008, including lower of cost or market adjustments at reclassification from loans held-in-portfolio to loans held-for-sale, and to the loss on the sale of assets in November 2008.
Recharacterization of Certain On-Balance Sheet Securitizations as Sales under FASB Statement No. 140
From 2001 through 2006, the Corporation, particularly PFH or its subsidiary Equity One, conducted 21 mortgage loan securitizations that were sales for legal purposes but did not qualify for sale accounting treatment at the time of inception because the securitization trusts did not meet the criteria for qualifying special purpose entities (“QSPEs”) contained in SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. As a result, the transfers of the mortgage loans pursuant to these securitizations were initially accounted for as secured borrowings with the mortgage loans continuing to be reflected as assets on the Corporation’s consolidated statements of condition with appropriate footnote disclosure indicating that the mortgage loans were, for legal purposes, sold to the securitization trusts.
     As part of the Corporation’s strategy of exiting the subprime business at PFH, on December 19, 2007, PFH and the trustee for each of the related securitization trusts amended the provisions of the related pooling and servicing agreements to delete the discretionary provisions that prevented the transactions from qualifying for sale treatment. These changes in the primary discretionary provisions included:
•	deleting the provision that grants the servicer (PFH) “sole discretion” to have the right to purchase for its own account or for resale from the trust fund any loan which is 91 days or more delinquent;

•	deleting the provision that grants the servicer “sole discretion” to sell loans with respect to which it believes default is imminent;

•	deleting the provision that grants the servicer “sole discretion” to determine whether an immediate sale of a real estate owned (“REO”) property or continued

management of such REO property is in the best interest of the certificateholders; and
•	deleting the provision that grants the residual holder (PFH) to direct the trustee to acquire derivatives post closing.
     The Corporation obtained a legal opinion, which among other considerations, indicated that each amendment (a) was authorized or permitted under the pooling and servicing agreement related to such amendment, and (b) will not adversely affect in any material respect the interests of any certificateholders covered by the related pooling and servicing agreement.
     The amendments to the pooling and servicing agreement allowed the Corporation to recognize 16 out of the 21 transactions as sales under SFAS No. 140.
     The net impact of the recharacterization transaction was a pre-tax loss of $90.1 million, which was included in the caption “(Loss) gain on sale of loans and valuation adjustments on loans held-for-sale” in the consolidated statement of operations of the 2007 Annual Report. This amount is included as part of “Net loss from discontinued operations, net of tax” in the 2007 comparative financial information of this 2008 Annual Report. The net loss on the recharacterization included the following:

For the year ended
(In millions)	December 31, 2007

Lower of cost or market adjustment at reclassification from loans held-in-portfolio to loans held-for-sale	($506.2)
Gain upon completion of recharacterization	416.1

Total impact, pre-tax	($90.1)

     The recharacterization involved a series of steps, which included the following:
(i)	reclassifying the loans as held-for-sale with the corresponding lower of cost or market adjustment as of the date of the transfer;

(ii)	removing from the Corporation’s books approximately $2.6 billion in mortgage loans recognized at fair value after reclassification to the held-for-sale category (UPB of $3.2 billion) and $3.1 billion in related liabilities representing secured borrowings;

(iii)	recognizing assets referred to as residual interests, which represent the fair value of residual interest certificates that were issued by the securitization trusts and retained by PFH, and

(iv)	recognizing mortgage servicing rights, which represent the fair value of PFH’s right to continue to service the mortgage loans transferred to the securitization trusts.
     At the date of reclassification of the loans as held-for-sale, which was simultaneous with the date in which the pooling and servicing agreements were amended, management assessed the adequacy of the allowance for loan losses related to the loan portfolio at hand, which amounted to $74 million and represented approximately 2.3% of the subprime mortgage loan portfolio. The allowance for loan losses was based on expectations of the inherent losses in the loan portfolio for a 12-month period. Furthermore, management determined the fair value of the loans at the date of reclassification using a new securitization capital structure methodology. Given that historically PFH relied on securitization transactions to dispose of assets originated, management believed that the securitization market was PFH’s principal market for purposes of determining fair value. The classes of securities created under the capital structure were valued based on expected yields required by investors for each bond and residual class created. In order to value each class of securities, the valuation considered estimated credit spreads required by investors to purchase the different classes of bonds created in the securitization and prepayment curves, loss estimates, and loss timing curves to derive bond cash flows.
     The fair value analysis indicated an estimated fair value of the loan portfolio of $2.6 billion which, compared to the carrying value of the loans, after considering the allowance for loan losses, resulted in the $506.2 million loss. The significant unfavorable fair value adjustment in the loan portfolio was in part associated to adverse market and liquidity conditions in the subprime market at the time and the weakness in the housing sector. These factors resulted in a higher discount rate; that is, a higher rate of return expected by an investor in a securitization’s market. Market liquidity for subprime assets declined considerably during 2007. During 2007, the subprime sector in general was experiencing (1) deteriorating credit performance trends, (2) continued turmoil with subprime lenders (increases in losses, bankruptcies, downgrades), (3) lower levels of home price appreciation, and (4) a general tightening of credit standards that may had adversely affected the ability of borrowers to refinance their existing mortgages. Given the very uncertain conditions in the subprime market and lack of trading activity, price level indications were reflective of relatively low values with high internal rates of return. The fair value measurement also considers cumulative losses expected throughout the life of the loans, which exceeded the inherent losses in the portfolio considered for the allowance for loan losses determination. Lower levels of home price appreciation, declining demand for housing units leading to rising inventories, housing affordability challenges and general tightening of underwriting standards were expected to lead to higher cumulative credit losses.
     After reclassifying the loans to held-for-sale at fair value, the Corporation proceeded to simultaneously account for the transfers as sales upon recharacterization. The accounting entries at recharacterization entailed the removal from the Corporation’s books of the $2.6 billion in mortgage loans measured at fair value, the $3.1 billion in secured borrowings (which represent the bond certificates due to investors in the securitizations that are collateralized by the mortgage loans), and other assets and liabilities related to the securitization including, for example, accrued interest. Upon sale accounting, the Corporation also recognized residual interests of $38 million and MSRs of $18 million, which represented the Corporation’s retained interests. The residual interests represented the fair value at recharacterization date of residual interest certificates that were issued by the securitization trusts and retained by PFH, and the MSRs represented the fair value of PFH’s right to continue to service the mortgage loans transferred to the securitization trusts.
     At the recharacterization date, the secured borrowings carrying amount was in excess of the mortgage loans de-recognized principally due to the fact that the accounting basis for the secured borrowings was amortized cost and the mortgage loans de-recognized were accounted at the lower of cost or market as described above. This fact and the recognition of the residual interests and MSRs led to the $416.1 million gain upon recharacterization. Under generally accepted accounting principles, the secured borrowings related to the on-balance sheet securitizations were recognized as a liability measured at “amortized cost”. The balance of these “secured borrowings” was reduced monthly only by the amounts remitted by the servicer to the trustee for distribution to the certificateholders. These amounts consisted principally of collections on the securitized mortgage loans, proceeds from the sale of other real estate properties and servicing advances.
     On the closing date for each of the subject securitizations, the Corporation, through its subsidiaries, received cash for the sold loans (legally the securitization qualified as a sale since inception). Upon the recharacterization, the Corporation retained the residual beneficial interests, de-recognized the loans and was not obligated to return to the related trust funds any of the cash proceeds previously received at the related closings. In addition, from an accounting perspective, the recharacterization had the effect of releasing the Corporation from its securitization related liabilities to the related trust funds.
     As indicated earlier, before the recharacterization, the underlying loans and secured borrowings were included as assets and liabilities of the Corporation. However, the maximum risk to the Corporation was limited to the amount of overcollateralization in each subject transaction (effectively, the value of the residual beneficial interest retained by the Corporation). After a subject transaction’s overcollaterization reduces to zero, the risk of loss on the securitized mortgage loans is entirely borne by the non-residual certificateholders. However, by reflecting the loans as “owned” by the Corporation, investors could have viewed the Corporation’s credit exposure to this portfolio as significantly larger than it actually was. Recharacterization of these transactions as sales eliminated the loans from the Corporation’s books and, therefore, better portrayed the Corporation’s legal rights and obligations in these transactions. Besides the servicing rights and related assets associated with servicing the trust assets, such as servicing and escrow advances, after the recharacterization transaction, the Corporation only retained in its accounting records the residual interests that were accounted at fair value and which represented the maximum risk of loss to the Corporation.
     The removal of the mortgage assets from Popular’s books had a favorable impact on its capital ratios and reduced the amount of subprime mortgages in the Corporation’s books. The loan recharacterization transaction contributed with a reduction in non-performing mortgage loans of approximately $316 million, when compared to December 31, 2006.
     In November 2008, the Corporation sold all residual interests and mortgage servicing rights related to all securitization transactions completed by PFH. Therefore, the Corporation does not retain any interest on the securitization’s trust assets from a legal or accounting standpoint as of December 31, 2008.

EXHIBIT B
Excerpt obtained from the Form 10-K
INCOME TAXES SECTION of the Management’s Discussion and Analysis
     The Corporation’s net deferred tax assets at December 31, 2008 amounted to $357 million (net of the valuation allowance of $861 million) compared to $520 million at December 31, 2007. Note 28 to the consolidated financial statements provides the composition of the net deferred tax assets as of such dates. All of the net deferred tax assets at December 31, 2008 pertain to the Puerto Rico operations and only carry a valuation allowance of $39 thousand. Of the amount related to the U.S. operations, without considering the valuation allowance, $666 million is attributable to net operating losses of such operations.
     This full valuation allowance in the Corporation’s U.S. operations was recorded in consideration of the requirements of SFAS No. 109. Refer to the Critical Accounting Policies / Estimates section of this MD&A for information on the requirements of SFAS No. 109. As previously indicated, the Corporation’s U.S. mainland operations are in a cumulative loss position for the three-year period ended December 31, 2008. For purposes of assessing the realization of the deferred tax assets in the U.S. mainland, this cumulative taxable loss position, along with the evaluation of all sources of taxable income available to realize the deferred tax asset, has caused management to conclude that the Corporation will not be able to fully realize the deferred tax assets in the future, considering solely the criteria of SFAS No. 109.
     At September 30, 2008, the Corporation’s U.S. mainland operations’ deferred tax assets amounted to $683 million with a valuation allowance of $360 million. At that time, the Corporation assessed the realization of the deferred tax assets by weighting all available negative and positive evidence, including future profitability, taxable income on carryback years and tax planning strategies. The Corporation’s U.S. mainland operations were also in a cumulative loss position for the three-year period ended September 30, 2008. For purposes of assessing the realization of the deferred tax assets in the U.S. mainland, this cumulative taxable loss position was considered significant negative evidence and caused management to conclude that at September 30, 2008, the Corporation would not be able to fully realize the deferred tax assets in the future. However, at that time, management also concluded that $322 million of the U.S. deferred tax assets would be realized. In making this analysis, management evaluated the factors that contributed to these losses in order to assess whether these factors were temporary or indicative of a permanent decline in the earnings of the U.S. mainland operations. Based on the analysis performed, management determined that the cumulative loss position was caused primarily by a significant increase in credit losses in two of its main businesses due to the unprecedented current credit market conditions, losses related to the PFH discontinued business, and restructuring charges. In assessing the realization of the deferred tax assets, management considered all four sources of taxable income mentioned in SFAS No. 109 and described in the Critical Accounting Policies / Estimates section of this MD&A, including its forecast of future taxable income, which included assumptions about the unprecedented deterioration in the economy and in credit quality. The forecast included cost reductions initiated in connection with the reorganization of the U.S. mainland operations, future earnings projections for BPNA and two tax-planning strategies. The two strategies considered in management’s analysis at September 30, 2008 included reducing the level of interest expense in the U.S. operations by transferring such debt to the Puerto Rico operations and the transfer of a profitable line of business from the Puerto Rico operations to the U.S. mainland operations. Also, management’s analyses considered the past earnings history of BPNA and the discontinuance of one of the subsidiaries causing significant operating losses. Furthermore, management considered the long carryforward period for use of the net operating losses, which extends up to 20 years. At September 30, 2008, management concluded that it was more likely than not that the Corporation would not be able to fully realize the benefit of these deferred tax assets and thus, a valuation allowance for $360 million was recorded during that period, which was supported by specific computations based on factors such as financial projections and expected benefits derived from tax planning strategies as described above.
     As indicated in the Critical Accounting Policies / Estimates section of this MD&A, the valuation of deferred tax assets requires judgment based on the weight of all available evidence. Certain events transpired in the fourth quarter of 2008 that led management to reassess its expectations of the realization of the deferred tax assets of the U.S. mainland operations and to conclude that a full valuation allowance was necessary. These circumstances included a significant increase in the provision for loan losses for the PNA operations. The provision for loans losses for PNA consolidated amounted to $208.9 million for the fourth quarter of 2008, compared with $133.8 million for the third quarter of 2008. Actual loan net charge-offs were $105.7 million for the fourth quarter of 2008, compared with $70.2 million in the third quarter. This sharp increase has triggered an increase in the estimated provision for loan losses for 2009. Management had also considered during the third quarter further actions expected from the U.S. Government with respect to the acquisition of troubled assets under the TARP, that did not materialize in the fourth quarter of 2008.
     Additional uncertainty in an expected rebound in the economy and banking industry, based on most recent economic outlooks, forced management to place no reliance on forecasted income. A tax strategy considered in the September 30, 2008 analysis included the transfer of borrowings from PNA holding company to the Puerto Rico operations, particularly the parent holding company Popular, Inc. This tax planning strategy continues to be prudent and feasible but its benefit has been reduced after the credit rating agencies downgraded Popular, Inc.’s debt, which was expected to occur since the end of 2008 and was confirmed in January 2009. The rating downgrade would increase the cost of making any debt transfer and, accordingly, reduce the benefit of such action. The other tax strategy was the transfer of a profitable line of business from BPPR to BPNA. Although that strategy is still feasible, given the reduced profitability levels in the BPPR operations, which were reduced in the fourth quarter due to significant increased credit losses, management is less certain as to whether it is prudent to transfer a profitable business to the U.S. operations at this time.
     Management will reassess the realization of the deferred tax assets based on the criteria of SFAS No. 109 each reporting period. To the extent that the financial results of the U.S. operations improve and the deferred tax asset becomes realizable, the Corporation will be able to reduce the valuation allowance through earnings.
     Refer to Note 28 to the consolidated financial statements for additional information on income taxes.
Note 28 — Income Taxes
     The net operating loss carryforwards (“NOLs”) outstanding at December 31, 2008 expire as follows:

(In thousands)

2013	$1,842
2014	1,376
2015	2,395
2016	7,263

(In thousands)

2017	8,542
2018	14,640
2019	1
2021	76
2022	971
2023	1,248
2026	492
2027	144,439
2028	487,041

$670,326

     SFAS No.109 states that a deferred tax asset should be reduced by a valuation allowance if based on the weight of all available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. The determination of whether a deferred tax asset is realizable is based on weighting all available evidence, including both positive and negative evidence. SFAS No. 109 provides that the realization of deferred tax assets, including carryforwards and deductible temporary differences, depends upon the existence of sufficient taxable income of the same character during the carryback or carryforward period. SFAS No.109 requires the consideration of all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies.
     The Corporation’s U.S. mainland operations are in a cumulative loss position for the three-year period ended December 31, 2008. For purposes of assessing the realization of the deferred tax assets in the U.S. mainland, this cumulative taxable loss position is considered significant negative evidence and has caused us to conclude that the Corporation will not be able to realize the deferred tax assets in the future. As of December 31, 2008, the Corporation recorded a full valuation allowance of $861 million on the deferred tax assets of the Corporation’s U.S. operations.
     The full valuation allowance in the Corporation’s U.S. operations was recorded in consideration of the requirements of SFAS No.109. As previously indicated, the Corporation’s U.S. mainland operations are in a cumulative loss position for the three-year period ended December 31, 2008. For purposes of assessing the realization of the deferred tax assets in the U.S. mainland, this cumulative taxable loss position, along with the evaluation of all sources of taxable income available to realize the deferred tax asset, has caused management to conclude that the Corporation will not be able to fully realize the deferred tax assets in the future, considering solely the criteria of SFAS No. 109.
     At September 30, 2008, the Corporation’s U.S. mainland operations’ deferred tax assets amounted to $683 million with a valuation allowance of $360 million. At that time, the Corporation assessed the realization of the deferred tax assets by weighting all available negative and positive evidence, including future profitability, taxable income on carryback years and tax planning strategies. The Corporation’s U.S. mainland operations were also in a cumulative loss position for the three-year period ended September 30, 2008. For purposes of assessing the realization of the deferred tax assets in the U.S. mainland, this cumulative taxable loss position was considered significant negative evidence and caused management to conclude that at September 30, 2008, the Corporation would not be able to fully realize the deferred tax assets in the future. However, at that time, management also concluded that $322 million of the U.S.

deferred tax assets would be realized. In making this analysis, management evaluated the factors that contributed to these losses in order to assess whether these factors were temporary or indicative of a permanent decline in the earnings of the U.S. mainland operations. Based on the analysis performed, management determined that the cumulative loss position was caused primarily by a significant increase in credit losses in two of its main businesses due to the unprecedented current credit market conditions, losses related to the PFH discontinued business, and restructuring charges. In assessing the realization of the deferred tax assets, management considered all four sources of taxable income mentioned in SFAS No. 109, including its forecast of future taxable income, which included assumptions about the unprecedented deterioration in the economy and in credit quality. The forecast included cost reductions initiated in connection with the reorganization of the U.S. mainland operations, future earnings projections for BPNA and two tax-planning strategies. The two strategies considered in management’s analysis at September 30, 2008 included reducing the level of interest expense in the U.S. operations by transferring such debt to the Puerto Rico operations and the transfer of a profitable line of business from the Puerto Rico operations to the U.S. mainland operations. Also, management’s analyses considered the past earnings history of BPNA and the discontinuance of one of the subsidiaries causing significant operating losses. Furthermore, management considered the long carryforward period for use of the net operating losses which extends up to 20 years. At September 30, 2008, management concluded that it was more likely than not that the Corporation would not be able to fully realize the benefit of these deferred tax assets and thus, a valuation allowance for $360 million was recorded during that period, which was supported by specific computations based on factors such as financial projections and expected benefits derived from tax planning strategies as described above.
     The valuation of deferred tax assets requires judgment based on the weight of all available evidence. Certain events transpired in the fourth quarter of 2008 that led management to reassess its expectations of the realization of the deferred tax assets of the U.S. mainland operations and to conclude that a full valuation allowance was necessary. These circumstances included a significant increase in the provision for loan losses for the Popular North America (“PNA”) operations. The provision for loans losses for PNA consolidated amounted to $208.9 million for the fourth quarter of 2008, compared with $133.8 million for the third quarter of 2008. Actual loan net charge-offs were $105.7 million for the fourth quarter of 2008, compared with $70.2 million in the third quarter. This sharp increase has triggered an increase in the estimated provision for loan losses for 2009. Management had also considered during the third quarter further actions expected from the U.S. Government with respect to the acquisition of troubled assets under the TARP, that did not materialize in the fourth quarter of 2008.
     Additional uncertainty in an expected rebound in the economy and banking industry, based on most recent economic outlooks, forced management to place no reliance on forecasted income. A tax strategy considered in the September 30, 2008 analysis included the transfer of borrowings from PNA holding company to the Puerto Rico operations, particularly the parent company Popular, Inc. holding company. This tax planning strategy continues to be prudent and feasible but its benefit has been sharply reduced after the credit rating agencies downgraded Popular, Inc.’s debt, which was expected to occur since the end of 2008 and was confirmed in January 2009. The rating downgrade would increase the cost of making any debt transfer, and accordingly, reduce the benefit of such action. The other tax strategy was the transfer of a profitable line of business from BPPR to BPNA. Although that strategy is still feasible, given the reduced profitability levels in the BPPR operations, which were reduced in the fourth quarter due to significant increased credit losses, management is less certain as to whether it is prudent to transfer a profitable business to the U.S. operations at this time.

     Management will reassess the realization of the deferred tax assets based on the criteria of SFAS No. 109 each reporting period. To the extent that the financial results of the U.S. operations improve and the deferred tax asset becomes realizable, the Corporation will be able to reduce the valuation allowance through earnings.

EXHIBIT C
Excerpt obtained from Form 10-K
Reportable segments results and Note 35 — Segment Reporting
     For segment reporting purposes, the impact of recording the valuation allowance on deferred tax assets of the U.S. operations was assigned to each legal entity within PNA (including PNA holding company as an entity) based on each entity’s net deferred tax asset at December 31, 2008, except for PFH. The impact of recording the valuation allowance at PFH was allocated among continuing and discontinued operations. The portion attributed to the continuing operations was based on PFH’s net deferred tax asset balance at January 1, 2008. The valuation allowance on deferred taxes as it relates to the operating losses of PFH for the year 2008 was assigned to the discontinued operations.
     The tax impact in results of operations for PFH attributed to the recording of the valuation allowance assigned to continuing operations was included as part of the Corporate group for segment reporting purposes since it does not relate to any of the legal entities of the BPNA reportable segment. PFH is no longer considered a reportable segment.

EXHIBIT D
Excerpt obtained from the Form 10-K
Critical Accounting Policies / Estimates of the Management’s Discussion and Analysis
Goodwill and Trademark
The Corporation’s goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment based on the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets.” Intangibles with indefinite lives are evaluated for impairment at least annually and on a more frequent basis if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit.
     As of December 31, 2008, goodwill totaled $606 million, while other intangibles with indefinite useful lives, mostly associated with E-LOAN’s trademark, amounted to $6 million. Refer to Notes 1 and 12 to the consolidated financial statements for further information on goodwill and other intangible assets. Note 12 to the consolidated financial statements provides an allocation of goodwill by business segment.
     During 2008, the Corporation recorded $1.6 million in goodwill impairment losses related to one of its Puerto Rico subsidiaries, Popular Finance, which ceased originating loans and closed its retail branch network during the fourth quarter of 2008. The goodwill assigned to this subsidiary was fully written-off in 2008. The subsidiary, which is expected to be merged with BPPR, continues to hold a running-off loan portfolio. During 2007, the Corporation recorded $164.4 million in goodwill impairment losses associated with the operations of E-LOAN. This resulted from the decision during the fourth quarter of 2007 to restructure the operations of E-LOAN.
     The Corporation performed the annual goodwill impairment evaluation for the entire organization during the third quarter of 2008 using July 31, 2008 as the annual evaluation date. The reporting units utilized for this evaluation were those that are one level below the business segments identified in Note 12 to the consolidated financial statements, which basically are the legal entities that compose the reportable segment. The Corporation follows push-down accounting, as such all goodwill is assigned to the reporting units when carrying out a business combination.
     In accordance with SFAS No. 142, the impairment evaluation is performed in two steps. The first step of the goodwill evaluation process is to determine if potential impairment exists in any of the Corporation’s reporting units, and is performed by comparing the fair value of the reporting units with their carrying amount, including goodwill. If required from the results of this step, a second step measures the amount of any impairment loss. The second step process estimates the fair value of the unit’s individual assets and liabilities in the same manner as if a purchase of the reporting unit was taking place. If the implied fair value of goodwill calculated in step 2 is less than the carrying amount of goodwill for the reporting unit, an impairment is indicated and the carrying value of goodwill is written down to the calculated value.
     The first step of the goodwill impairment test performed during 2008 showed that the carrying amount of the following reporting units exceeded their respective fair values: BPNA, Popular Auto and Popular Mortgage. As a result, the second step of the goodwill impairment test was performed for those reporting units. At December 31, 2008, the goodwill of these reporting units amounted to $404 million for BPNA, $7 million for Popular Auto and $4 million for Popular Mortgage. Only BPNA pertains to the Corporation’s U.S. mainland operations.
     As previously indicated, the second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, an entity shall allocate the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The fair value of the assets and liabilities reflects market conditions, thus volatility in prices could have a material impact on the determination of the implied fair value of the reporting unit goodwill at the impairment test date. Based on the results of the second step, management concluded that there was no goodwill impairment to be recognized by those reporting units. The analysis of the results for the second step indicates that the reduction in the fair value of these reporting units was mainly attributed to the deterioration of the loan portfolios’ fair value and not to the fair value of the reporting unit as going concern entities.
     In determining the fair value of a reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis.
     The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:
•	a selection of comparable publicly traded companies, based on nature of business, location and size;

•	a selection of comparable acquisition and capital raising transactions;

•	the discount rate applied to future earnings, based on an estimate of the cost of equity;

•	the potential future earnings of the reporting unit; and

•	the market growth and new business assumptions.
     For purposes of the market comparable approach, valuations were determined by calculating average price multiples of relevant value drivers from a group of companies that are comparable to the reporting unit being analyzed and applying those price multiples to the value drivers of the reporting unit. While the market price multiple is not an assumption, a presumption that it provides an indicator of the value of the reporting unit is inherent in the valuation. The determination of the market comparables also involves a degree of judgment.
     For purposes of the discounted cash flows approach, the valuation is based on estimated future cash flows. The Corporation uses its internal Asset Liability Management Committee (“ALCO”) forecasts to estimate future cash flows. The cost of equity used to discount the cash flows was calculated using the Ibbotson Build-Up Method and ranged from 11.24% to 25.54% for the 2008 analysis.
     For BPNA, the most significant of the subsidiaries that had failed the first step of SFAS No. 142, the Corporation determined the fair value of Step 1 utilizing a market value approach based on a combination of price multiples from comparable companies and multiples from capital raising transactions of comparable companies. Additionally, the Corporation determined the reporting unit fair value using a discounted cash flow analysis (“DCF”) based on BPNA’s financial projections. The Step 1 fair value for BPNA under both valuation approaches (market and DCF) was below the carrying amount of its equity book value as of the valuation date (July 31st), requiring the completion of the second step of SFAS No. 142. In accordance with SFAS No. 142, the Corporation performed a valuation of all assets and liabilities of BPNA, including any recognized and unrecognized intangible assets, to determine the fair value of BPNA’s net assets. To complete the second step of SFAS No. 142, the Corporation subtracted from BPNA’s Step 1 fair values (determined based on the market and DCF approaches) the determined fair value of the net assets to arrive at the implied fair value of goodwill. The results of the Step 2 indicated that the implied fair value of goodwill exceeded the goodwill carrying value of $404 million, resulting in no goodwill impairment.
     Furthermore, as part of the SFAS No. 142 analyses, management performed a reconciliation of the aggregate fair values determined for the reporting units to the market capitalization of Popular, Inc. concluding that the fair value results determined for the reporting units in the July 31, 2008 test were reasonable.
     Management monitors events or changes in circumstances between annual tests to determine if these events or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. As previously indicated, the annual test was performed during the third quarter of 2008 using July 31, 2008 as the annual evaluation date. At that time, the economic situation in the United States and Puerto Rico continued its evolution into recessionary conditions, including deterioration in the housing market and credit market. These conditions have carried over to the end of the year. Accordingly, management is closely monitoring the fair value of the reporting units, particularly those units that failed the Step 1 test in the annual goodwill impairment evaluation. As part of the monitoring process, management performed an assessment for BPNA as of December 31, 2008. The Corporation determined BPNA’s fair value utilizing the same valuation approaches (market and DCF) used in the annual goodwill impairment test. The determined fair value for BPNA as of December 31, 2008 continued to be below its carrying amount under all valuation approaches. The fair value determination of BPNA’s assets and liabilities was updated as of December 31, 2008 utilizing valuation methodologies consistent with the July 31, 2008 test. The results of the assessment as of December 31, 2008 indicated that the implied fair value of goodwill exceeded the goodwill carrying amount, resulting in no goodwill impairment. The results obtained in the December 31, 2008 assessment were consistent with the results of the annual impairment test in that the reduction in the fair value of BPNA was mainly attributable to a significant reduction in the fair value of BPNA’s loan portfolio.
     The goodwill impairment evaluation process requires the Corporation to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact the Corporation’s results of operations and the reporting units where the goodwill is recorded. For the BPPR reporting unit, had the estimated fair value calculated in Step 1 using the market comparable companies approach been approximately 35% lower, there would still be no requirement to perform a Step 2 analysis, thus there would be no indication of impairment on the $138 million of goodwill recorded in BPPR. For the BPNA reporting unit, had the implied fair value of goodwill calculated in Step 2 (assuming the lowest determined Step 1 fair value) been 84% lower, there would still be no impairment of the $404 million of goodwill recorded in BPNA as of December 31, 2008. The goodwill balance of BPPR and BPNA represent approximately 89% of the Corporation’s total goodwill balance.
     It is possible that the assumptions and conclusions regarding the valuation of the Corporation’s reporting units could change adversely and could result in the recognition of goodwill impairment. Such impairment could have a material adverse effect on the Corporation’s financial condition and future results of operations. Declines in the Corporation’s market capitalization increase the risk of goodwill impairment in 2009.
     The valuation of the E-LOAN trademark in 2008 and 2007 was performed using a valuation approach called the “relief-from-royalty” method. The basis of the “relief-from-royalty” method is that, by virtue of having ownership of the trademarks and trade names, Popular is relieved from having to pay a royalty, usually expressed as a percentage of revenue, for the use of trademarks and trade names. The main estimates involved in the valuation of this intangible asset included the determination of:
•	an appropriate royalty rate;

•	the revenue projections that benefit from the use of this intangible;

•	the after-tax royalty savings derived from the ownership of the intangible; and

•	the discount rate to apply to the projected benefits to arrive at the present value of this intangible.
     Since estimates are an integral part of this trademark impairment analysis, changes in these estimates could have a significant impact on the calculated fair value.
     Based on the impairment evaluation tests completed as of December 31, 2008 and 2007, the Corporation recorded impairment losses of $10.9 million and $47.4 million, respectively, associated with E-LOAN’s trademark.

Rule 83 Confidential Treatment
request made by
Popular, Inc.

EXHIBIT E
List of reporting units and results of the fair value determination (2008 Annual Test)
[Redacted Material BPOP-01]

Rule 83 Confidential Treatment
request made by
Popular, Inc.

EXHIBIT F
Summary of discount rates and growth assumptions (2008 Annual Test)
[Redacted Material BPOP-02]

Rule 83 Confidential Treatment
request made by
Popular, Inc.

EXHIBIT G
Market comparables summary for details on the comparable companies and transactions considered for each reporting unit and the calculation of the market multiples used
[Redacted Material BPOP-03]

Rule 83 Confidential Treatment
request made by
Popular, Inc.

EXHIBIT H
BPNA — Market Comparables
[Redacted Material BPOP-04]

Rule 83 Confidential Treatment
request made by
Popular, Inc.

EXHIBIT I
BPNA — Price Multiples
[Redacted Material BPOP-05]

Rule 83 Confidential Treatment
request made by
Popular, Inc.

EXHIBIT J

Summary of BPNA’s loan portfolio fair value analysis

[Redacted Material BPOP-06]